SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                  June 6, 2003

                             SCITEX CORPORATION LTD.
                 (Translation of registrant's name into English)

                                3 Azrieli Center
                                Triangle Building
                                 Tel Aviv, 67023
                                     Israel
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F[check mark] Form 40-F ____

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the
         Commission pursuant to Rule 12g3-2(b) under the Securities and
                              Exchange Act of 1934.

                       Yes ________       No [check mark]

Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated June 5, 2003, announcing that the Registrant sold three million shares of Creo Inc.

                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     SCITEX CORPORATION LTD.

                                                     Yahel Shachar
                                                     Chief Financial Officer

June 6, 2003

[LOGO] SCITEX

                                                                            NEWS

FOR IMMEDIATE RELEASE

                            SCITEX SELLS CREO SHARES

TEL AVIV, ISRAEL - JUNE 5 2003. SCITEX CORPORATION LTD. (NASDAQ & TASE: SCIX) announced today the sale of 3 million shares of Creo Inc. valued at approximately $24 million through the facilities of the Toronto Stock Exchange in an arranged sale to various financial institutions in Canada. Scitex continues to hold 3.25 million of the 6.25 million held immediately prior to the sale. Scitex originally acquired 13.25 million of Creo's shares in April 2000 in exchange for its digital preprint and print-on-demand assets, and sold 7 million of the shares in November 2001.

Yeoshua Agassi, Chief Executive Officer of Scitex, commented: "We will use the net proceeds from this transaction to improve our cash position, support our portfolio companies, pursue opportunities in our current digital printing markets, and for other general company purposes."

Creo, a world leader in solutions for the graphic arts industry, trades on the Toronto Stock Exchange under the symbol CRE and on the Nasdaq National Market under the symbol CREO.

Scitex Corporation Ltd., through its subsidiaries, is a world leader in industrial inkjet digital printing solutions. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at www.scitex.com.

                           --------------------------

Scitex and the Scitex logo are registered trademarks and service marks of Scitex Corporation Ltd.

CONTACTS

SCITEX CORPORATION LTD.
Yahel Shachar                                    Dalit Yehuda
Chief Financial Officer                          Corporate Assistant
Tel:       +972 3 607-5755                       Tel:        +972 3 607-5755
Fax:       +972 3 607-5756                       Fax:        +972 3 607-5756
E-mail:    yahel.shachar@scitex.com              E-mail: dalit.yehuda@cii.co.il